Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 11, 2006

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains the following:-

1.	A news release dated July 25, 2006 entitled ‘Vodafone Group Plc – Annual General Meeting”

2.	A news release dated July 25, 2006 entitled ‘Vodafone Group Plc – Extraordinary General Meeting”

3.	A news release dated July 31, 2006 entitled ‘Issue of B Shares and Consolidation of Existing Ordinary Shares’

4.	A news release dated July 31, 2006 entitled ‘Share Capital Consolidation’

5.	Stock Exchange Announcement dated July 3, 2006 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated July 3, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

7.	Stock Exchange Announcement dated July 4, 2006 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated July 5, 2006 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated July 5, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

10.	Stock Exchange Announcement dated July 6, 2006 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated July 7, 2006 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated July 10, 2006 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated July 10, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

14.	Stock Exchange Announcement dated July 11, 2006 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated July 13, 2006 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated July 17, 2006 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated July 18, 2006 entitled ‘Transaction in Own Securities’

18.	Stock Exchange Announcement dated July 19, 2006 entitled ‘Transaction in Own Securities’

19.	Stock Exchange Announcement dated July 20, 2006 entitled ‘Transaction in Own Securities’

20.	Stock Exchange Announcement dated July 20, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

21.	Stock Exchange Announcement dated July 21, 2006 entitled ‘Transaction in Own Securities’

22.	Stock Exchange Announcement dated July 24, 2006 entitled ‘Transaction in Own Securities’

23.	Stock Exchange Announcement dated July 25, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

25 July 2006

VODAFONE GROUP PLC – ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Tuesday 25 July 2006.

The results of polls on all 22 resolutions were as follows:

Resolution		For	Against	Abstain

1.	Receive directors’ report and financial statements	38,205,456,234	71,041,441	1,114,080,246

2.	Re-elect Sir John Bond as a director	38,823,090,529	449,239,128	118,254,663

3.	Re-elect Arun Sarin as a director	33,460,492,613	3,710,627,541	2,219,432,723

4.	Re-elect Thomas Geitner as a director	38,993,321,042	277,959,432	119,305,633

5.	Re-elect Dr Michael Boskin as a director	37,414,207,229	1,855,620,173	120,757,477

6.	Re-elect Lord Broers as a director	37,391,191,595	1,544,076,207	455,325,210

7.	Re-elect John Buchanan as a director	37,702,628,671	1,568,161,904	119,801,595

8.	Re-elect Andy Halford as a director	38,996,135,876	274,431,551	120,030,250

9.	Re-elect Professor Jürgen Schrempp as a director	37,242,163,907	1,692,940,695	455,486,747

10.	Re-elect Luc Vandevelde as a director	37,034,315,693	2,007,652,673	348,596,848

11.	Elect Philip Yea as a director	38,866,645,104	402,715,075	121,231,418

12.	Elect Anne Lauvergeon as a director	38,900,856,143	368,648,248	121,076,463

13.	Elect Anthony Watson as a director	38,988,735,770	280,964,506	120,896,892

14.	Approve the final dividend of 3.87 pence per share	39,027,934,249	85,860,553	276,797,731

15.	Approve the Remuneration Report	31,427,385,227	3,357,831,297	4,605,368,872

16.	Re-appoint Deloitte & Touche LLP asauditors	38,626,462,169	232,721,517	531,412,080

17.	Authorise the Audit Committee to determine the auditors’ remuneration	39,039,783,844	216,784,799	134,015,328

18.	Adopt new Articles of Association	39,184,512,859	38,174,968	167,887,711

19.	Political donations	37,691,547,981	756,382,601	942,581,309

20.	Authority to allot shares	37,564,484,814	1,665,067,768	161,028,709

21.	Disapplication of pre-emption rights	37,752,977,570	1,576,481,635	61,115,292

22.	Approval of market purchases of ordinary shares	39,131,574,601	123,143,512	135,877,295

Accordingly, resolutions 1 to 17, 19 and 20 were passed as ordinary resolutions and resolutions 18, 21 and 22 were passed as special resolutions.

Stephen Scott

Group General Counsel and Company Secretary

25 July 2006

VODAFONE GROUP PLC – EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting of Vodafone Group Plc was held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Tuesday 25 July 2006.

The result of the poll on the resolution was as follows:

Resolution	For	Against	Abstain

To approve the Return of Capital by way of a B Share Scheme and Share Consolidation and the consequential amendment to the Articles of Association.	39,815,957,284	72,831,775	59,556,104

Accordingly, the resolution was passed as a special resolution.

Stephen Scott

Group General Counsel and Company Secretary

31 July 2006

ISSUE OF B SHARES AND CONSOLIDATION OF EXISTING ORDINARY SHARES

At the Extraordinary General Meeting of Vodafone Group Plc held on 25 July 2006 shareholders approved a return of capital, by way of a B share scheme, of 15p for each existing issued ordinary share held at the close of business on 28 July 2006 and the consolidation of existing ordinary shares on the basis of 7 new ordinary shares for 8 existing ordinary shares.

The new ordinary shares have today been admitted to the London Stock Exchange official list, and commence trading today.

A total of 66,271,035,240 B shares were issued today. Following the issue of the B shares, 66,271,035,240 existing ordinary shares were consolidated into 57,987,155,835 new ordinary shares.

P R S Howie

Deputy Company Secretary

31 July 2006

SHARE CAPITAL CONSOLIDATION

Application has been made to the UK Listing Authority for the listing of 58,247,522,616 ordinary shares of 11 3/7 US cents each in Vodafone Group Plc (the “Company”) to the Official List and to the London Stock Exchange for these shares to be admitted to trading.

Included in this figure are block listing shares as follows:-

12,156,342	-	Vodafone Group Plc Executive Share Option Scheme, Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme

711,720	-	Vodafone Group 1998 Sharesave Scheme

74,407,082	-	AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan

1,930,681	-	Vodafone Share Incentive Plan

3,218,851	-	Panafon share option scheme

5,148,784	-	Restricted/Phantom Stock awards

36,370,884	-	1999 Long Term Stock incentive Plan

1,421,875	-	Employee Share Purchase Plan

125,000,562	-	Merger Listing.

- ends -

P R S Howie
Deputy Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 June 2006

Number of ordinary shares transferred:	182,108

Highest transfer price per share:	113p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,110,472,115 of its ordinary shares in treasury and has 60,157,188,141 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1) of the Disclosure Rules sourcebook, I have to inform you of the following changes in share interests of directors and PDMRs of the Company:

	Number of ordinary shares of US$0.10 in the capital of Vodafone Group Plc
	A	B	C	D	E
	Vesting of long term incentive award shares (1)	Vesting of short term incentive award shares (2)	No. of shares sold (3)	No. of shares transferred (4)	AllShares awards (5)
Arun Sarin*	481,509	1,520,600	820,865	1,181,244	340
Thomas Geitner*	204,006	-	83,643	120,363	340
Andrew Nigel Halford*	43,318	292,299	137,604	198,013	340
Sir Julian Horn-Smith*	281,880	-	281,880	-	-
James Brian Clark	125,783	-	46,540	79,243	340
Paul Michael Donovan	63,081	-	25,864	37,217	340
Warren Finegold	-	-	-	-	340
Alan Paul Harper	115,884	585,536	287,583	413,837	340
Simon David Lewis	-	-	-	-	340
Timothy Marshall Miles	-	-	-	-	340
William Thomas Morrow	-	-	-	-	340
Frank Rovekamp	-	-	-	-	340
Stephen Roy Scott	86,999	-	35,670	51,329	340

* Denotes Director of the Company

(1)

The Trustees of the Vodafone Group Employee Trust have resolved to release these shares to directors following assessment of the performance, time and employment conditions to which the awards were subject. Based on the performance achieved, 26.1% of the shares comprised in the original award have vested and the remainder of the award has lapsed. The awards were granted on 30 July 2003, with the exception of Andy Halford and Paul Donovan whose awards were granted on 1 July 2003, in accordance with the Vodafone Group Plc 1999 Long Term Stock Incentive Plan. The figures in column A are the number of shares comprised in the vested percentage of the original award.

(2)

The Trustees of the Vodafone Group Employee Trust have resolved to release these shares following assessment of the performance, time and employment conditions to which the awards were subject. Based on the performance achieved, 100% of the shares comprised in the original award have vested. The awards were granted on 1 July 2004 in accordance with the Vodafone Group Short Term Incentive Plan.

(3)

The figures in column C are the number of shares out of those listed in columns A and B that the Company has been advised by Mourant & Co were sold by the Trustees of the Vodafone Group Employee Trust on 30 June 2006. These share sales were made at 115.2368 pence per share on behalf of the directors / PDMRs to satisfy the tax liabilities arising on the release of the shares to the directors /PDMRs. In addition, 166,309 shares were sold on behalf of Sir Julian Horn-Smith at a price of 115.2368 pence per share.

(4)

The figures in column D are the net number of shares that the Company has been advised by Mourant & Co were on 30 June 2006 transferred from the Trustees to the directors/PDMRs in satisfaction of the vesting of the long term and short term awards of shares disclosed in columns A and B.

(5)

An award of 340 shares was today granted on an all employee basis by the Trustees of the Vodafone Global Employee Share Trust. The awards have been made in accordance with the Vodafone Global Incentive Plan. The shares were awarded at a price of 115.25 pence per share. The vesting of these awards is conditional on continued employment with the Vodafone Group until 3 July 2008.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Mr A Sarin	6,850,907
Mr T Geitner	571,919
Mr A Halford	588,722
Sir Julian Horn-Smith	1,829,599

S R Scott
Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 July 2006

Number of ordinary shares transferred:	166,327

Highest transfer price per share:	115p

Lowest transfer price per share:	115p

Following the above transfer, Vodafone holds 6,110,305,788 of its ordinary shares in treasury and has 60,157,509,406 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 July 2006

Number of ordinary shares transferred:	2,146,531

Highest transfer price per share:	115.25 p

Lowest transfer price per share:	115.25 p

Following the above transfer, Vodafone holds 6,108,159,257 of its ordinary shares in treasury and has 60,159,655,937 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1) of the Disclosure Rules sourcebook, I have to inform you of the following changes in share interests of directors and PDMRs of the Company:

Number of ordinary shares of US$0.10 in the capital of Vodafone Group Plc
Vesting of AllShares award(1) Number of shares transferred
Arun Sarin*	350
Thomas Geitner*	350
Andrew Nigel Halford*	350
Sir Julian Horn-Smith*	350
James Brian Clark	350
Paul Michael Donovan	350
Alan Paul Harper	350
Timothy Marshall Miles	350
William Thomas Morrow	350
Frank Rövekamp	350
Stephen Roy Scott	350

* Denotes Director of the Company

The Trustees of the Vodafone Global Employee Trust have resolved to release these shares to directors following satisfaction of employment conditions to which the awards were subject. The awards were granted on 5 July 2004 in accordance with the Vodafone Group Plc 1999 Long Term Stock Incentive Plan.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Mr A Sarin	6,851,257
Mr T Geitner	572,269
Sir Julian Horn-Smith	1,829,949
Mr A Halford	589,072

The Company was notified of these changes on 5 July 2006.

S R Scott
Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 July 2006

Number of ordinary shares transferred:	89,050

Highest transfer price per share:	115.25p

Lowest transfer price per share:	115.25p

Following the above transfer, Vodafone holds 6,108,070,207 of its ordinary shares in treasury and has 60,160,779,023 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 July 2006

Number of ordinary shares transferred:	14,068,228

Highest transfer price per share:	119 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 6,094,001,979 of its ordinary shares in treasury and has 60,175,000,421 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 July 2006

Number of ordinary shares transferred:	95,534

Highest transfer price per share:	119p

Lowest transfer price per share:	70.92p

Following the above transfer, Vodafone holds 6,093,906,445 of its ordinary shares in treasury and has 60,175,095,955 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

Further to the Company’s announcement on 3 July 2006, in accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company has been advised that Mr Andrew Nigel Halford, a Director of the Company, has today sold 198,013 ordinary shares of US$0.10 each at a price of 118.78p per share. As a result of this transaction, Mr Halford’s interest in shares (excluding share options and unvested incentive shares) is now 391,059.

In addition, the Company has been advised that on 4 July 2006 Mr Alan Paul Harper, a person discharging managerial responsibility, exercised an option granted to him pursuant to the rules of the Vodafone Group Plc Executive Share Option Scheme, an Inland Revenue (HMRC) approved scheme, over 62,000 ordinary shares of US$0.10 each at an option price of 48.3p per share. Mr Harper has retained the shares.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 July 2006

Number of ordinary shares transferred:	175,819

Highest transfer price per share:	120p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,093,730,626 of its ordinary shares in treasury and has 60,175,346,899 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 July 2006

Number of ordinary shares transferred:	97,232

Highest transfer price per share:	119.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,093,633,394 of its ordinary shares in treasury and has 60,175,537,802 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 July 2006

Number of ordinary shares transferred:	102,902

Highest transfer price per share:	118.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,093,530,492 of its ordinary shares in treasury and has 60,175,640,704 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 July 2006

Number of ordinary shares transferred:	45,193

Highest transfer price per share:	119.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,093,485,299 of its ordinary shares in treasury and 60,175,695,291 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 July 2006

Number of ordinary shares transferred:	45,419

Highest transfer price per share:	113.5p

Lowest transfer price per share:	92.99 p

Following the above transfer, Vodafone holds 6,093,439,880 of its ordinary shares in treasury and has 60,176,696,080 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 July 2006

Number of ordinary shares transferred:	47,877

Highest transfer price per share:	111.75p

Lowest transfer price per share:	111.5p

Following the above transfer, Vodafone holds 6,093,392,003 of its ordinary shares in treasury and 60,176,760,558 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 19 July 2006 by Mourant ECS Trustees Limited that on 12 July 2006 the following directors and persons discharging managerial responsibility each acquired an interest in 212 shares of US$0.10 each in the Company at the price of 118p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Sir Julian Horn-Smith*

Andrew Nigel Halford*

Alan Paul Harper

Stephen Roy Scott

Paul Michael Donovan

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 July 2006

Number of ordinary shares transferred:	49,486

Highest transfer price per share:	111.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,093,342,517 of its ordinary shares in treasury and has 60,176,810,044 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 July 2006

Number of ordinary shares transferred:	71,230

Highest transfer price per share:	114 pence

Lowest transfer price per share:	111 pence

Following the above transfer, Vodafone holds 6,093,271,287 of its ordinary shares in treasury and has 60,176,893,368 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1) of the Disclosure Rules sourcebook, I have to inform you of the following changes in share interests of directors and PDMRs of the Company as a result of conditional awards of performance shares and the conditional grant of share options. The vesting of the awards and grants is dependant upon the achievement of performance conditions and continued employment:

	Number of ordinary shares of US$0.10 in the capital of Vodafone Group Plc
	Award of performance shares (1)(3)	Grant of share options (2(3)
Arun Sarin*	2,508,380	8,115,350
Thomas Geitner*	1,227,587	3,971,607
Andrew Nigel Halford*	946,558	3,062,396
James Brian Clark	811,191	2,624,442
Paul Michael Donovan	621,179	2,009,697
Warren Finegold	492,999	1,594,998
Alan Paul Harper	603,213	1,951,573
Simon David Lewis	447,911	1,449,125
Timothy Marshall Miles	374,694	1,212,248
Frank Rovekamp	283,968	918,720
Stephen Roy Scott	477,127	1,543,649

* Denotes Director of the Company

(1)

Conditional awards of shares were granted on 25 July 2006 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan. The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance measure is comparative total shareholder return (TSR). The TSR of Vodafone Group Plc over the three year performance period 2006-2009 is compared to that of other constituent companies of the FTSE Global Telecommunications index and companies are ranked by reference to their relative TSR performance. If Vodafone’s TSR performance is such as to position it in the top half of the performance ranking of the constituent companies, all or some of the shares comprised in the award will vest. The vesting schedule provides that 25% of the award will vest for median performance, rising to full vesting if the Company’s performance is within the top 20% of companies in the index.

(2)

The options were granted on 25 July 2006 by the Company in accordance with the Vodafone Global Incentive Plan and with the Company’s policy on long-term incentives that has been approved by shareholders. The options will be exercisable at a price per share of 115.25p which is the London Stock Exchange closing price per share on 24 July 2006. The options will be exercisable subject to continued employment with the Vodafone Group and the satisfaction of a performance condition approved by the Remuneration Committee. The performance condition is that compound growth in adjusted earnings per share over the three-year performance period must exceed at least 5% per annum. If the compound growth is 5% per annum, 25% of the option will vest rising to full vesting if compound growth is 10% per annum. In the event that full vesting is not achieved after three years, the options will lapse. The options are normally exercisable at any time between 3 and 10 years from the date of grant.

(3)

These awards are also conditional on the directors and other PDMRs being compliant with the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding. The levels are four times salary for the Chief Executive, three times salary for other Board directors and two times salary for the other PDMRs, who are members of the Executive Committee.

S R Scott

Group General Counsel and Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 11, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary